

September 6, 2011

Via E-mail
Gloria Ramirez-Martinez
President and Chief Executive Officer
First Resources Corp.
3065 Beyer Blvd. B103-1
San Diego, CA 92154

> **Re:** **First Resources Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed August 22, 2011**
> **File No. 333-169499**
> **Form 10-Q for the Fiscal Period Ended June 30, 2011**
> **Filed August 22, 2011**
> **File No. 000-54336**

Dear Ms. Ramirez-Martinez:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings, and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1

Management Discussion and Analysis, page 34

Results of Operations for Period Ended June 30, 2011 . . . , page 34

1. Please provide a discussion and analysis of financial condition and results of operations for the three months ended June 30, 2011 compared to the three months ended June 30, 2010.

Liquidity and Capital Resources, page 34

> 2. You state here that the increase in total liabilities and working capital deficit was attributed to the Company funding expenditures through related party loans. But your Balance Sheet on page F-2 simply reflects an increase in accounts payable, not attributable to related party loans. Please revise or advise.

Form 10-Q for the Fiscal Period Ended June 30, 2011

Item 4. Controls and Procedures, page 14

Changes in Internal Control over Financial Reporting, page 14

> 3. We note your response to comment 10 in our letter dated July 20, 2011. Please confirm that there were no changes in your internal control over financial reporting that occurred during the fiscal quarter ended June 30, 2011 that materially affected or is reasonably likely to materially affect your internal control over financial reporting. In this regard, we note your disclosure that you "disclosed any and all changes in [y]our internal control over financial reporting" but that no such changes were disclosed. In future filings, if there have been no such changes; please remove the language that you have disclosed such changes. Additionally, please note that Item 308(c) of Regulation S-K requires disclosure of any change (as opposed to significant changes) in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect internal control over financial reporting. In future filings, please revise your disclosure to comply with Item 308(c) of Regulation S-K by disclosing any change in internal control over financial reporting that occurred in the last fiscal quarter that has materially affected or is reasonably likely to materially affect internal control over financial reporting.

> 4. Please confirm that you will address the above comments in your future periodic reports, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.


Sincerely,

/s/ Mara L. Ransom for

James Allegretto
Senior Assistant Chief Accountant


cc: Alexandra Falowski, Esq.
     Carrillo Huettel LLP